Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES EARLY TENDER RESULTS FOR

9.375% SENIOR SECURED NOTES DUE 2022 AND

EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, JULY 14, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that U.S.$352,946,000 aggregate principal amount of the outstanding 9.375% Senior Secured Notes due 2022 issued by CEMEX Finance LLC (the “Notes”) were validly tendered by holders of the Notes at or prior to the early tender deadline of 8:00 a.m., New York City time, on July 14, 2016 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$450,000,000 (the “Aggregate Maximum Tender Amount”) of the Notes. The Tender Offer is being made pursuant to the Offer to Purchase dated June 29, 2016 (the “Offer to Purchase”) and the related letter of transmittal.

The following table summarizes the early tender results as of the Early Tender Date and the aggregate principal amount of Notes that CEMEX has accepted for purchase:

Title of Security	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Total Consideration(1)	Principal Amount Tendered	Principal Amount Accepted for Purchase
9.375% Senior Secured Notes due 2022	CEMEX Finance LLC	12516UAC9 / US12516UAC99 U12763AC9 / USU12763AC92	U.S.$1,410,940,000	U.S.$1,102.50	U.S.$352,946,000	U.S.$352,946,000
(1)	Per U.S.$1,000 Principal Amount.

CEMEX has accepted for purchase all U.S.$352,946,000 aggregate principal amount of Notes validly tendered on or prior to the Early Tender Date. The early settlement date on which CEMEX will make payment for such Notes accepted in the Tender Offer is expected to be July 19, 2016 (the “Early Settlement Date”).

Holders of Notes that validly tendered their Notes on or prior to the Early Tender Date and whose Notes have been accepted for purchase are entitled to receive U.S.$1,102.50 per U.S.$1,000 principal amount of Notes accepted for purchase, which includes an early tender premium equal to U.S.$30 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders of Notes who validly tendered their Notes on or prior to the Early Tender Date and whose Notes have been accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes on the Early Settlement Date will be approximately U.S.$$398 million. Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law. The Tender Offer will expire at 11:59 p.m., New York City time, on July 27, 2016 (the “Expiration Date”).

If Notes are validly tendered such that the aggregate principal amount tendered exceeds the Aggregate Maximum Tender Amount, CEMEX will accept for purchase only the Aggregate Maximum Tender Amount of such Notes, subject to the other conditions in the Offer to Purchase. Nonetheless, Notes tendered prior to the Early Tender Date, which have been accepted for purchase on the Early Settlement Date, will have priority over those Notes tendered after the Early Tender Date. If, on the final settlement date, only a portion of the Notes tendered after the Early Tender Date may be accepted for purchase consistent with the Aggregate Maximum Tender Amount, the aggregate principal amount of such Notes accepted for purchase will be prorated based upon the aggregate principal amount of Notes that have been validly tendered and not yet accepted for purchase in the Tender Offer (with appropriate adjustment to avoid purchases of Notes in a principal amount other than U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof), provided that in no event shall CEMEX be obligated to purchase an aggregate principal amount of Notes exceeding the Aggregate Maximum Tender Amount.

Holders who tender Notes after the Early Tender Date but on or prior to the Expiration Date and whose Notes are accepted for purchase will be entitled to receive only the Base Consideration of U.S.$1,072.50 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders who validly tender their Notes in the Tender Offer after the Early Tender Date but on or prior to the Expiration Date and whose Notes are accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the final settlement date.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, increase or decrease the Aggregate Maximum Tender Amount or otherwise amend the terms of the Tender Offer.

The Tender Offer will expire at 11:59 p.m., New York City time, on July 27, 2016 and is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase, including, among others, CEMEX having consummated the borrowing of U.S.$450,000,000 under CEMEX’s facilities agreement, dated September 29, 2014 (as amended and restated).

CEMEX has retained BNP Paribas Securities Corp. (“BNP Paribas”) and Credit Agricole Securities (USA) Inc. (“Credit Agricole”) to act as Dealer Managers for the Tender Offer. Holders with questions about the Tender Offer can contact BNP Paribas’s Liability Management Group at +1(888) 210-4358 (toll-free) or +1(212) 841-3059 (collect); or Credit Agricole’s Debt Capital Markets Group at +1(866) 807-6030 (toll-free) or +1(212) 261-7802 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, Global Bondholder Services Corporation, at +1(866) 470-3700 (toll-free) or +1(212) 430-3774 (collect for banks and brokers).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. Holders are urged to read the Offer to Purchase and related letter of transmittal carefully before making any decision with respect to the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, or have been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.